EXHIBIT 99.1

Hut 8 Releases Second Annual ESG Report

Company is innovating to support a positive and more sustainable future; report includes data from HPC operations

TORONTO, July 5, 2023 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT), ("Hut 8" or the "Company") one of North America's largest, innovation-focused digital asset mining pioneers and high performance computing infrastructure provider, today published its 2022 Environmental, Social, and Governance Report, its second annual report following its inaugural 2021 findings. This report highlights Hut 8's objectives to minimize its environmental footprint while driving operational innovation. It also includes the Company's high performance computing (HPC) business data for the first time following the acquisition of five enterprise-grade data centres last year.

"At Hut 8, we understand that our environmental, social, and governance commitments are fundamental to who we are as a company," said Hut 8 CEO Jaime Leverton. "We take pride in taking a proactive approach to protect the planet, support our communities and people, and advance inclusive and transparent workplace practices."

Key highlights of the report include:

Environment

  Continued commitment to achieving carbon neutrality by 2025
  Procured carbon instruments to offset 40% of our 2022 scope 1 and 2 emissions (up from 20% in 2021)
  HPC data centres in Ontario and British Columbia reported a carbon-free grid mix of 94% and 97%, respectively
  Diverted more than 94% of waste from landfills in 2022, up from 61% in 2021
  Partnered with ERS International to recycle 220 metric tonnes of outdated machinery and earned 5,200 metric tonnes of carbon dioxide-equivalent serialized carbon credits
  Renovated the flagship data centre in Kelowna with 100% LED lighting and recycled and reused materials, including recycling 1,800 pounds of carpet tiles

Social

  Zero total recordable workplace safety incidents in 2022
  43% of executive management roles are held by women; 29% by BIPOC individuals
  Endorsed and donated to local and national organizations including Hackergal, Medicine Hat College, and the Drumheller Dragons Hockey Team

Governance

  Completed Hut 8's first Diversity and Inclusion survey to gain an understanding of the BIPOC, age, and gender diversity across the team
  40% of Board of Director seats are held by women; 40% by BIPOC individuals

Among Hut 8's chief ESG objectives is to advocate for employee health, safety, and well-being while also establishing community partnerships and committing to transparency. Over the past year, Hut 8 has expanded operations while still keeping its ESG commitments at the forefront.

In January 2022, Hut 8 completed the acquisition of five traditional data centres, increasing the mix of the Company's energy sources to include hydroelectric power. Hut 8 also continued to work as a founding member of the Bitcoin Mining Council to increase education, share key data points, and promote best environmental practices on behalf of the industry.

"We are an ESG leader in our space and we also know that the more transparency we can bring to the industry, the more we can help educate key stakeholders on best practices," said Leverton.

The report was prepared in accordance with guidance provided by the Sustainability Accounting Standards Board (SASB) and the Global Reporting Initiative (GRI) and Ernst & Young LLP provided limited assurances over certain disclosures contained in the report.

For more detailed information on Hut 8's ESG goals, accomplishments, and last year's report, please click here.

About Hut 8

Hut 8 is one of North America's largest innovation-focused digital asset miners, led by a team of business-building technologists, bullish on bitcoin, blockchain, Web 3.0, and bridging the nascent and traditional high performance computing worlds. With two operational digital asset mining sites located in Southern Alberta, Hut 8 has one of the highest capacity rates in the industry and one of the highest inventories of self-mined Bitcoin of any digital asset miner or publicly-traded company globally. With over 36,000 square feet of geo-diverse data centre space and cloud capacity connected to electrical grids powered by significant renewables and emission-free resources, Hut 8 is revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high performance compute (Web 2.0) and nascent digital asset computing sectors, blockchain gaming, and Web 3.0. Hut 8 was the first Canadian digital asset miner to list on the Nasdaq Global Select Market. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Cautionary Note Regarding Forward-Looking Information

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "allow", "believe", "estimate", "expect", "predict", "can", "might", "potential", "predict", "is designed to", "likely" or similar expressions. In addition, any statements in this press release that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements regarding: the Company's plans, goals, targets, commitments and strategies to advance its environmental, social and governance objectives, the steps the Company plans to make to meet those objectives, the Company's strategy to ESG alignment, and plans to expand on any ESG practices, the Company's goal of achieving carbon neutrality by 2025, the Company's ability to meet its diversity targets with respect to its Board of Directors and management, the Company's ability to achieve future ESG targets, and any other statements that are not historical facts.

Statements containing forward-looking information are not historical facts, but instead represent management's expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut 8 as of the date of this press release, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to, security and cybersecurity threats and hacks, malicious actors or botnet obtaining control of processing power on the Bitcoin network, further development and acceptance of the Bitcoin network, changes to Bitcoin mining difficulty, loss or destruction of private keys, increases in fees for recording transactions in the Blockchain, erroneous transactions, reliance on a limited number of key employees, reliance on third party mining pool service providers, regulatory changes, classification and tax changes, momentum pricing risk, fraud and failure related to digital asset exchanges, difficulty in obtaining banking services and financing, difficulty in obtaining insurance, permits and licenses, internet and power disruptions, geopolitical events, uncertainty in the development of cryptographic and algorithmic protocols, uncertainty about the acceptance or widespread use of digital assets, failure to anticipate technology innovations, the COVID-19 pandemic, climate change, currency risk, lending risk and recovery of potential losses, litigation risk, business integration risk, changes in market demand, changes in network and infrastructure, system interruption, changes in leasing arrangements, failure to achieve intended benefits of power purchase agreements, potential for interrupted delivery, or suspension of the delivery, of energy to the Company's mining sites, and other risks related to the digital asset and data centre business. For a complete list of the factors that could affect the Company, please see the "Risk Factors" section of the Company's Annual Information Form dated March 9, 2023, and Hut 8's other continuous disclosure documents which are available on the Company's profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov.

These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described in this press release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking information included in this press release should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and Hut 8's future decisions and actions will depend on management's assessment of all information at the relevant time. The forward-looking information contained in this press release is made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

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SOURCE Hut 8 Mining Corp

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For further information: Hut 8 Investor Relations: Sue Ennis, sue@hut8.io; Hut 8 Media Relations: Erin Dermer, erin.dermer@hut8.io

CO: Hut 8 Mining Corp

CNW 06:30e 05-JUL-23